UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                       and
                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)
                            ------------------------
                              IMPACT SYSTEMS, INC.
                            (Name of Subject Company)

                         VOITH SULZER ACQUISITION CORP.
                          VOITH SULZER PAPER TECHNOLOGY
                               NORTH AMERICA INC.
                                 J.M. VOITH A.G.
                                    (Bidders)
                            ------------------------
                         Common Stock, without par value
                         (Title of Class of Securities)

                                   452913 10 6
                      (CUSIP Number of Class of Securities)
                            ------------------------
             Paul Bouthilet, Vice President, Treasurer and Secretary
                         Voith Sulzer Acquisition Corp.
              c/o Voith Sulzer Paper Technology North America Inc.
                               2200 N. Roemer Road
                           Appleton, Wisconsin  54913
                            Telephone: (920) 731-7724
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)
                            ------------------------
                                    Copy to:
                                  Ralf R. Boer
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                           Milwaukee, Wisconsin  53202
                                 (414) 271-2400

                                 January 8, 1998

             This Amendment No. 1 amends the joint Schedule 14D-1 Tender Offer Statement and Schedule 13D Statement (hereinafter referred to as the "Schedule 14D-1") relating to the offer by Voith Sulzer Acquisition Corp., a California corporation (the "Purchaser") and a wholly owned subsidiary of Voith Sulzer Paper Technology North America Inc., a Delaware corporation (the "Parent"), to purchase all outstanding shares of common stock, without par value, of Impact Systems, Inc., a California corporation (the "Company"), at a price of $2.75 per share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal. Parent is a subsidiary of J. M. Voith AG, a corporation organized under the laws of the Federal Republic of Germany ("Voith").

   ITEM 2.   IDENTITY AND BACKGROUND.

             The information set forth in Item 2 of the Schedule 14D-1 and the sections of the Offer to Purchase set forth below are hereby amended by:

             1. Adding the following sentence to the end of the third paragraph in Section 8 ("Certain Information Concerning the Purchaser, Parent, Voith and Familiengesellschaft") of the Offer to Purchase.

                  "Parent is a 60.4%-owned subsidiary of Voith."

             2.   Revising the third sentence in the fourth paragraph of
   Section 8 ("Certain Information Concerning the Purchaser, Parent, Voith and Familiengesellschaft") of the Offer to Purchase to read in its entirety as follows:

             "Familiengesellschaft J.M. Voith GbR ("Familiengesellschaft") is a family holding company which owns a 70% interest in Voith."

             3. Revising the title of Schedule I of the Offer to Purchase to read: "Directors And Executive Officers of Familiengesellschaft, Voith, Parent and the Purchaser"; and revising the information set forth under the caption "Voith" in Schedule I by footnoting the term "Corporate Management Board" and adding a corresponding footnote to read as follows:

             "Under German law, the Corporate Management Board defines and controls the basic business policies of German corporations such as Voith. The Corporate Management Board has the right and responsibility to act on behalf of the entity and is similar to a Board of Directors of United States based corporations."

             4. Revising Schedule I of the Offer to Purchase to include the following information:

   Parent. Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent as of December 10, 1997. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent.

                                   PRESENT PRINCIPAL OCCUPATION OR
    NAME, BUSINESS ADDRESS AND     EMPLOYMENT AND FIVE-YEAR EMPLOYMENT
    CITIZENSHIP                    HISTORY

    Hans Muller                    Director; Member of the Corporate
    P.O. Box 1940                  Management Board of Voith (since 1995);
    D-89509 Heidenheim, Germany    President of Voith Sulzer Papiertechnik
    Citizenship: United States     GmbH & Co. KG, Heidenheim, Germany
                                   (since 1994); President Sulzer Escher
                                   Wyss GmbH, Ravensburg, Germany (since
                                   1971)

    R. Raymond Hall, Jr.           Director; Executive Vice President-
    990 N. Main Street             Service Division (since 1994); Member of
    Monroe, Ohio  45050            the Board of Management and the Board of
    Citizenship: United States     Directors of various other Voith related
                                   organizations (since 1994); President of
                                   Voith Holdings Ltd. and TriStar
                                   Industries Ltd., Vancouver, British
                                   Columbia (through October 1997)

    Otto L. Heissenberger          Director; Senior Vice President (since
    990 N. Main Street             1994); Senior Vice President of Voith
    Monroe, Ohio  45050            Sulzer Papiertechnik GmbH & Co. KG,
    Citizenship: Austria           Heidenheim, Germany (since 1992)

    Dr. Hermann Jung               Director; Chief Financial Officer of
    P.O. Box 1970                  Voith Sulzer Papiertechnik GmbH & Co.
    D-89509, Heidenheim, Germany   KG, Heidenheim, Germany (since 1994);
    Citizenship: Federal Republic  Vice President and Controller of Voith
    of Germany                     (through September 1994)

    Dr. Dieter Kurth               Director; Executive Vice President
    Birkschenweg 5                 Finishing Division (since 1994); Member
    47803 Krefeld, Germany         of Board of Management (since 1994);
    Citizenship: Federal Republic  Chief Executive Officer of Sulzer
    of Germany                     Papertec Krefeld GmbH & Co. KG, Krefeld,
                                   Germany (until 1994)

    Dr. Lothar Pfalzer             Director; Executive Vice President Stock
    Escher Wyss Str. 25            Preparation Division (since 1994);
    D-88212 Ravensburg, Germany    Member of Board of Management of Voith
    Citizenship: Federal Republic  Sulzer Stoffaufbereitung GmbH & Co. KG,
    of Germany                     Heidenheim, Germany (since 1994); Sales
                                   Manager of Voith (through September
                                   1994)

    Dr. Hans Peter Sollinger       Director; Executive Vice President
    St. Poltner N 43               Graphic Division (since 1994); Vice
    D-89522 Heidenheim, Germany    President of Voith Sulzer Papiertechnik
    Citizenship: Federal Republic GmbH & Co. KG (through January 1994) of Germany

    Werner E. Kade                 President (since 1989)
    2200 N. Roemer Road
    Appleton, Wisconsin  54913
    Citizenship: Federal Republic
    of Germany

    Frederick R. (Ted) Armstrong   Vice President Paper Machines (since
    P. O. Box 509                  1997); Vice President Sales (since
    Middleton, Ohio  45042         1996); Sales Manager (through February
    Citizenship: United States     1996)

    Paul Bouthilet                 Chief Financial Officer (since October
    2200 N. Roemer Road            1997); Vice President Finance (through
    Appleton, Wisconsin  54913     October 1997)
    Citizenship: United States

    Werner Witek                   Senior Vice President of Stock
    2200 N. Roemer Road            Preparation Division for North America
    Appleton, Wisconsin 54913      (since 1994); Vice President of Stock
    Citizenship: Austria           Preparation for USA/Canada (since 1989)


   ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
             COMPANY.

             The information set forth in Item 3 of the Schedule 14D-1 and
   Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase is hereby amended by deleting the last sentence of the paragraph immediately following the summary of projected income statement titled "Impact Systems, Inc. Summary Business Plan 1998 to 2000" under the caption "Projected Financial Information" in Section 7 and adding in lieu thereof the following:

             "THE COMPANY DOES NOT AS A MATTER OF COURSE MAKE PUBLIC ANY PROJECTIONS AS TO FUTURE PERFORMANCE OR EARNINGS. THE COMPANY HAS ADVISED PARENT AND THE PURCHASER THAT ITS INTERNAL FINANCIAL FORECASTS (UPON WHICH THE PROJECTIONS PROVIDED TO PARENT AND THE PURCHASER WERE BASED IN PART) ARE, IN GENERAL, PREPARED SOLELY FOR INTERNAL USE IN CAPITAL BUDGETING AND OTHER MANAGEMENT DECISIONS, AND ARE SUBJECTIVE IN MANY RESPECTS AND THUS SUSCEPTIBLE TO INTERPRETATION AND PERIODIC REVISION BASED ON ACTUAL EXPERIENCE AND BUSINESS DEVELOPMENT. BECAUSE THE ESTIMATES AND ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND ARE BEYOND THE COMPANY'S, THE PURCHASER'S AND PARENT'S CONTROL, THERE CAN BE NO ASSURANCE THAT THE PROJECTIONS WILL BE REALIZED. ACCORDINGLY, IT IS EXPECTED THAT THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY HIGHER OR LOWER THAN THOSE PROJECTED."

   ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

             The information set forth in Item 9 of the Schedule 14D-1 and
   Section 8 ("Certain Information Concerning the Purchaser, Parent, Voith and Familiengesellschaft") of the Offer to Purchase is hereby amended by:
   (a) adding the following sentence immediately after the fourth sentence of the fifth paragraph of Section 8, "Voith does not nor is it otherwise required to audit its financial statements in accordance with generally accepted accounting principles in the United States and, therefore, such audited statements are neither currently available nor, in the judgment of management of Voith, obtainable without unreasonable cost or expense."; and (b) revising Section 8 to include the following information immediately after the table titled "J.M. Voith AG Selected Consolidated Financial Information":

             "The following represents, in the opinion of management of Voith, the significant differences between generally accepted accounting principles in the United States and German GAAP that would affect the financial data of Voith for the periods for which the selected consolidated financial information has been presented herein.

             Revenue Recognition. Under generally accepted accounting principles in the United States, Voith would have equivalent sales, in thousands of DM, for the respective fiscal years ending September 30, 1996 and 1995 of DM 3,395,434 and DM 3,104,657. For purposes of
        German GAAP, Voith recognizes revenues on a Completed Contract basis whereas under generally accepted accounting principles in the United States, the same revenue would generally be recognized on a Percentage of Completion basis, in accordance with ARB 45, Long Term Construction Type Contracts.

             Deferred Taxes. Under German GAAP, deferred taxes are calculated based on the liability method but are recognized only to the extent that consolidated deferred tax liabilities exceed consolidated deferred tax assets. Additionally, deferred tax assets may not be established for net operating loss carryforwards.

             Under generally accepted accounting principles in the United States, deferred taxes are provided for all temporary differences between the tax and commercial balance sheets. Not all these differences that qualify for deferred tax calculation are permissible under German GAAP. Under generally accepted accounting principles in the United States, deferred taxes are also calculated for tax loss carryforwards and certain other adjustments using the liability method and based on enacted tax rates. A valuation allowance is established when it is more likely than not that deferred tax assets will not be realized."

                               *     *     *     *

             In addition to the foregoing amendments to the Schedule 14D-1 and the Offer to Purchase, the Offer to Purchase is hereby further amended by revising the first and second sentences of the first paragraph in
   Section 4 ("Acceptance For Payment And Payment") of the Offer to Purchase to read in their entirety as follows:

             "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn promptly after the latest to occur of (i) the Expiration Date or (ii) the expiration of all applicable waiting periods under the HSR Act and the satisfaction of conditions under any other applicable Antitrust Laws. All questions as to the satisfaction of such terms and conditions will be determined by the Purchaser, in its sole reasonable discretion, whose determination will be final and binding on all parties."


                                    SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated: January 7, 1998

                                 VOITH SULZER ACQUISITION CORP.


                                 By:    /s/ Paul Bouthilet
                                 Title: Vice President, Treasurer and
                                        Secretary


                                 VOITH SULZER PAPER TECHNOLOGY NORTH
                                 AMERICA INC.


                                 By:  /s/ Paul Bouthilet
                                 Title: Chief Financial Officer and Secretary


                                 J.M. VOITH A.G.


                                 By:  /s/ Hans Muller
                                 Title: Member of Corporate Management Board